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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

DOCUMENT SCIENCES CORPORATION

(Name of Issuer)

Common

(Title of Class of Securities)

25614R105

(CUSIP Number)

July 2, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 25614R105                                                     Schedule 13G                                                     Page 2 of 5 Pages

1.

NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thomas L. Ringer, individually, and as Co-Trustee of the Ringer Family Trust, U/A

dated September 10, 1963, as amended.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 156,250 6. SHARED VOTING POWER 46,820 7. SOLE DISPOSITIVE POWER 156,250 8. SHARED DISPOSITIVE POWER 46,820

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 203,070

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%

12.	TYPE OF REPORTING PERSON* IN

* See Instructions

CUSIP No. 25614R105                                                     Schedule 13G                                                     Page 3 of 5 Pages

Item 1(a).	Name of Issuer

Document Sciences Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices

6339 Paseo del Lago, Carlsbad, CA 92009

Item 2(a).	Name of Person Filing

Thomas L. Ringer, individually and as Co-Trustee of the Ringer Family Trust, U/A dated September 10, 1963, as amended.

Item 2(b).	Address of Principal Business Office, or, if None, Residence

6339 Paseo del Lago, Carlsbad, CA 92009

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Common Stock

Item 2(e).	CUSIP Number

25614R105

Item 3.	Not applicable.

Item 4.	Ownership

(a)    Amount Beneficially Owned:

203,070 (including 156,250 shares of Common Stock which may be purchased upon the exercise of stock options, exercisable within 60 days of July 2, 2003).

(b)    Percent of Class:

5.0% (based on 3,889,826 shares of Common Stock reported outstanding as of July 2, 2003).

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

156,250 (represents 156,250 shares of Common Stock which may be purchased upon the exercise of stock options, exercisable within 60 days of July 2, 2003).

(ii)    Shared power to vote or to direct the vote:

46,820; Thomas L. Ringer and his spouse are Co-Trustees of the Ringer Family Trust, U/A dated September 10, 1963, as amended.

CUSIP No. 25614R105                                                     Schedule 13G                                                     Page 4 of 5 Pages

(iii)    Sole power to dispose or to direct the disposition of:

156,250 (represents 156,250 shares of Common Stock which may be purchased upon the exercise of stock options, exercisable within 60 days of July 2, 2003).

(iv)    Shared power to dispose or to direct the disposition of:

46,820; Thomas L. Ringer and his spouse are Co-Trustees of the Ringer Family Trust, U/A dated September 10, 1963, as amended.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on

by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. 25614R105                                                     Schedule 13G                                                     Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THOMAS L. RINGER

Date: July 2, 2003

By: /s/ THOMAS L. RINGER

Name: Thomas L. Ringer

Title: Chairman of the Board

THOMAS L. RINGER, CO-TRUSTEE, THE RINGER FAMILY

TRUST, U/A DATED SEPTEMBER 10, 1963, AS AMENDED.

Date: July 2, 2003

By: /s/ THOMAS L. RINGER

Name: Thomas L. Ringer

Title: Co-Trustee